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July 21, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Evan Ewing

Re:	EF Hutton Acquisition Corporation I
Registration Statement on Form S-4
Filed on June 26, 2023
File No. 333-272914

Dear Ms. Donahue and Mr. Ewing:

On behalf of EF Hutton Acquisition Corporation I (the “Company”), we are hereby responding to the letter dated July 13, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4 filed with the Commission on June 26, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in italics-face type below, followed by the Company’s response.

Registration Statement on Form S-4

Ownership of the Post-Business Combination Company After the Closing, page 23

1.	Please reconcile for us the ownership interest percentages of ECD Automotive Design, Inc. in the organization chart on page 23 to the ownership percentages in the “Equity Capitalization Summary” table on the same page.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 23 of the Amended Registration Statement to reconcile the ownership interest percentages.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

July 21, 2023

EFHAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 63

2.	Please revise the production plan and margin expansion opportunity table on page 63 to label each column.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the table on page 63 of the Amended Registration Statement.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 131

3.	We note that pro forma adjustment (J) reflects the impact of a $35 million PIPE financing. However, your disclosures throughout the filing, including on page 43, indicate that there currently “is no commitment for the proposed additional financing” and that there “is no assurance” that you will enter into subscriptions at the presumed terms “or at all.” Please remove the PIPE Financing adjustment from your pro forma financial statements until if and when there are formal agreements in place. Prominently disclose, to the extent applicable, that the redemption scenarios depicted would not meet the conditions necessary for the merger transaction to be consummated.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 127-138 of the Amended Registration Statement.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 137

4.	We note your response to prior comment 26 and your disclosure that the pro forma combined statement of operations “does not reflect a provision for income taxes or any amounts that would have resulted had the Combined Company filed consolidated income tax returns during the periods presented.” Please disclose and confirm that you have used the separate return method in calculating the pro forma tax provision and tax effects of your pro forma adjustments. Refer to Rule 11-02(b)(5) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 137 of the Amended Registration Statement.

Financial Statements - Humble Imports, Inc. d/b/a ECD Auto Design 6. Lease, page F-49

5.	We note your response to prior comment 31 and that the square footage related to the ECD UK lease in Burton Upon Trent, Staffordshire is still blank on page 108. As previously requested, please populate the square footage related to this lease.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 108 of the Amended Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

July 21, 2023

General

6.	We note your response to prior comment 43. Please revise to disclose how EF Hutton is assisting EFHAC with the PIPE Financing

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 8 of the Amended Registration Statement.

Please call James Prestiano of Loeb & Loeb LLP at (212) 407-4831 or David Johnson of PAG Law at (862) 370-1731 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP